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11017168

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 2 4 2011
Washington, DC
110

SEC FILE NUMBER
8- 51599

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McNAMEE LAWRENCE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Boylston Street, 4th Floor
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Giles McNamee (617) 638-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edelstein & Company LLP
(Name – *if individual, state last, first, middle name*)

160 Federal St., 9th Floor (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GILES W. McNAMEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McNAMEE LAWRENCE SECURITIES, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA L. BORZYCH
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 20, 2015

Signature

Managing Director

Title

Patricia Borzych

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McNAMEE LAWRENCE SECURITIES, LLC

Statement of Financial Condition

December 31, 2010

McNAMEE LAWRENCE SECURITIES, LLC

December 31, 2010

Contents

edelstein
EDELSTEIN & COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

160 Federal Street, 9th Floor
Boston, MA 02110

Tel: 617-227-6161
Fax: 617-589-0530

www.edelsteincpa.com
A Member of AGN International, Ltd.

SEC Mail Processing
Section

FEB 2 4 2011

Washington, DC
110

Independent Auditors' Report

Board of Directors and Member of
McNamee Lawrence Securities, LLC

We have audited the accompanying statement of financial condition of McNamee Lawrence Securities, LLC ("Company"), which is a wholly-owned subsidiary of McNamee Lawrence & Co. LLC ("Parent"), as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note E and F to the statement of financial condition, the Parent executed a stock power agreement in 2010 assigning and transferring shares in a security to the Company although such security continued to be held in the name of the Parent. The Company classified the security as a Security Owned asset in the accompanying statement of financial condition. The Company included the security as an allowable asset in its computation of net capital pursuant to Rule 15c3-1. In our opinion, the stock power agreement should be recorded as a Related Party Receivable in the accompanying statement of financial condition and should be excluded from the computation of net capital pursuant to Rule 15c3-1.

In our opinion, except for the effects of classifying the assigned security as described in the preceding paragraph, the statement of financial position referred to above present fairly, in all material respects, the financial position of McNamee Lawrence Securities, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Edelstein & Company LLP

Boston, Massachusetts
February 14, 2011

McNAMEE LAWRENCE SECURITIES, LLC
(a wholly-owned subsidiary of McNamee Lawrence & Co. LLC)

Statement of Financial Condition
December 31, 2010

Assets		
Cash	$	11,209
Prepaid expenses		4,620
Due from parent		31,279
Security owned		12,060
Total assets	$	59,168
Liabilities and member's equity		
Liabilities		
Accounts payable	$	760
Accrued expenses		13,320
Total liabilities		14,080
Member's equity		45,088
Total liabilities and member's equity	$	59,168

The accompanying notes are an integral part of these financial statements.

Note A - Organization and Nature of Business

McNamee Lawrence Securities, LLC (the "Company" or "MLS") is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 ("Act") and is a non clearing member of the Financial Industry Regulatory Authority (FINRA). The Company was created pursuant to the corporation laws of the State of Maine in October 1998. The Company does not carry customer accounts and is accordingly exempt from the Act's rule 15c3-3 (the Customer Protection Rule) pursuant to provision k(2)(i) of that rule.

The Company engages in the investment banking business by providing financial advisory services primarily to institutional customers, advising and arranging capital sourcing, mergers and acquisitions, and providing fairness opinions.

The Company is a wholly owned subsidiary of McNamee Lawrence & Co. LLC ("MLC").

Note B – Significant Accounting Policies

Cash

The Company considers all demand deposit bank accounts to be cash equivalents. From time to time, the Company's cash balance exceeds the insurance limit provided by the Federal Deposit Insurance Corporation.

Security Owned

The common stock security is recorded at fair value on the last business day of the period based on the local closing price in the foreign stock exchange in which it trades adjusted for the applicable foreign currency exchange rate.

Income Taxes

MLC as the sole member has elected to treat the Company as a disregarded entity for income tax purposes and includes the Company's income and deductions in its tax returns. Thus, generally, no provision or liability for federal or state income taxes is included in these financial statements.

The Company's current policy is that taxes due or paid, relating to the filing of the consolidated tax return, will be the sole responsibility of MLC. MLC intends not to have the Company reimburse or be reimbursed for any taxes due or reduction of tax on the consolidated level attributable to the Company. Accordingly, no liability for uncertain tax positions has been reflected in these financial statements.

Note B – Significant Accounting Policies (continued)

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's management has evaluated the effect which subsequent events may have on these financial statements. Management's evaluation was complete on February 14, 2011, the date these financial statements became available to be issued. No events occurred subsequent to year end and through the date of evaluation that meet the criteria for disclosure or accrual except as disclosed in note E.

Note C – Fair Value

Fair Value Measurement

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

- Level 1 – inputs are quoted prices in active markets for identical investments the Company has the ability to access

- Level 2 – inputs (other than quoted prices included within level 1) that are observable, directly or indirectly

- Level 3 – inputs that are unobservable and reflect assumptions by management about the assumptions that market participants would use in pricing the asset.

Note C – Fair Value (continued)

The table that follows sets forth information about the level within the fair value hierarchy at which the Company's assets were measured at December 31, 2010.

Valuation Inputs

	Level 1	Level 2	Level 3	Total
Assets				
Security owned	$-	$12,060	$-	$ 12,060

Note D – Related Party Transactions

MLS and MLC have common Officers and Directors which may result in conflicts of interest (such as allocation of employee time and overhead expenses) in the course of their management of the Company's operations.

As of December 31, 2010, MLC owed MLS $31,279. The receivable is non-interest bearing and has no fixed repayment terms.

MLC intends to fund any operating cash needs of the Company through capital contributions at least through June 30, 2012.

Note E – Security Owned

On July 1, 2010 MLC executed a stock power agreement assigning and transferring shares in a security to the Company. However, such security continued to be held in the name of the Parent. The fair value of the shares in the security at the date of assignment was $9,821 and was recorded as a capital contribution. The security shares were retained in MLC's brokerage account from the date of assignment to the subsequent sale of the security shares by MLC on January 6, 2011. MLC subsequently transferred the proceeds from the sale of approximately $11,900 to MLS. The Company classified the security as a Security Owned asset in the accompanying statement of financial condition.

Note F – Net Capital Requirement

As a registered broker/dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital. The Company has elected to use the basic method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness may change on a daily basis.

The Company has included the security assigned by MLC in their net capital calculation as an allowable asset (see Note E). At December 31, 2010, by including the value of the security assigned, the Company had net capital of $6,347, which exceeded its requirement by $1,347. If the Company excluded the assigned security, there would be a net capital deficiency of $7,871 at December 31, 2010.

edelstein
EDELSTEIN & COMPANY LLP

www.edelsteincpa.com